Exhibit 2.1
AGREEMENT AND PLAN OF MERGER
BY AND AMONG
GLOBAL IRON HOLDINGS, LLC
A DELAWARE LIMITED LIABILITY COMPANY,
GLOBAL IRON ACQUISITION, LLC,
A DELAWARE LIMITED LIABILITY COMPANY
AND
HALIFAX CORPORATION OF VIRGINIA
A VIRGINIA CORPORATION
Dated January 6, 2010

AGREEMENT AND PLAN OF MERGER
     This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is entered into as of January 6, 2010 by and among Global Iron Holdings, LLC, a Delaware limited liability company (“Parent”), Global Iron Acquisition, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Parent (“Merger Sub”), and Halifax Corporation of Virginia, a Virginia corporation (the “Company”), with respect to the facts and circumstances set forth below. Parent, Merger Sub and the Company may be referred hereinafter each as a “Party” or collectively as the “Parties.”
RECITALS
     WHEREAS, the board of directors or managers of each of the Parent, the Merger Sub and the Company has approved, and deems it fair to, advisable and in the best interests of its respective stockholders and members to consummate a merger of the Company with and into the Merger Sub (the “Merger”) on the terms and subject to the conditions set forth herein;
     WHEREAS, pursuant to the Merger, the outstanding shares of capital stock of the Company shall be converted into the right to receive a per-share cash payment at the rate and subject to the conditions set forth herein;
     WHEREAS, the board of directors of the Company has determined that the transactions contemplated by this Agreement are fair to and in the best interests of the Company and the Company Stockholders and has resolved to recommend that the Company Stockholders adopt this Agreement and approve the Merger and the other transactions contemplated hereby upon the terms and subject to the conditions set forth in this Agreement; and
     WHEREAS, simultaneously with the execution and delivery of this Agreement, those individuals set forth on Schedule 1 who hold in the aggregate approximately 31% of the outstanding shares of Company Common Stock, are entering into an agreement pursuant to which such Persons will agree to, among other things, vote in favor of the Merger (the “Voting Agreement”).
AGREEMENT
     NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants contained herein and intending to be legally bound, the parties hereto agree as follows:
ARTICLE 1.
DEFINITIONS
     1.1 Defined Terms. Unless otherwise defined, capitalized terms used herein shall have the following meanings:

     “Action” means any action, appeal, petition, plea, charge, complaint, claim, suit, litigation, arbitration, mediation, hearing, inquiry, investigation or similar event, occurrence or proceeding.
     “Affiliate” with respect to any specified Person, means a Person that, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, such specified Person.
     “Applicable Tax Law” shall mean any Law of any Governmental Entity relating to Taxes, including regulations and other official pronouncements of such jurisdiction charged with interpreting such laws.
     “Code” shall mean the Internal Revenue Code of 1986, as amended.
     “Common Stock Per Share Merger Consideration” means $1.20 cash.
     “Company” unless the context clearly indicates otherwise (such as a reference to Company Common Stock), means the Company and its Subsidiaries on a consolidated basis.
     “Company Board” means the Board of Directors of the Company.
     “Company Common Stock” means the Common Stock of the Company, $0.24 par value per share.
     “Company Debt” means the amount of Indebtedness of the Company (including prepayment penalties) outstanding as of the Effective Time, as evidenced by a payoff letter from the Company’s lenders providing for a release of all Encumbrances or other evidence reasonably satisfactory to Parent.
     “Company Expenses” means the accrued (or incurred) and unpaid fees and expenses of financial advisors, proxy solicitors, legal counsel, accountants, transfer and paying agents, and all other third parties representing the Company, retention or change in control bonuses payable to Company employees, severance or termination payments incurred but not yet paid, payments required to obtain Company Consents, costs of D&O Insurance for Company directors and officers, director fees paid or payable outside the ordinary course of business, accrued but unpaid interest, fees, charges and other amounts payable in respect of the Credit Facility to the extent not otherwise included in Company Debt, and all other fees, expenses and out-of-pocket costs incurred by the Company or payable by the Company on behalf of other Persons, all in connection with the sale of the Company, including the negotiation, execution and consummation of this Agreement and the transactions contemplated hereby.
     “Company Optionholders” means the holders of Options.
     “Company Stockholders” means the stockholders of the Company, as they may be constituted from time-to-time.
     “Consent” means any consent, approval, notification, waiver, or other similar action required pursuant to a Contract or Law.

     “Contract” means any contract, agreement, license, lease, arrangement, commitment, letter of intent, memorandum of understanding, promise, obligation, right or instrument, whether written or oral, to which Company is a party or to which any of its assets are bound.
     “Copyrights” means all copyrights in both published works and unpublished works including any registrations and applications therefor and whether registered or unregistered.
     “Credit Facility” means a credit facility with Sonabank in effect on the date hereof, or with any substitute lender under a loan agreement obtained in accordance with the terms hereof.
     “Employee Benefit Plans” means all employee benefit plans or arrangements of any kind, including bonus, deferred compensation, incentive compensation, equity compensation, equity purchase, equity option, equity appreciation rights, restricted equity, severance or termination pay, fringe benefit, vacation, scholarship or tuition reimbursement, dependent care assistance, hospitalization, medical, life or other insurance, immigration assistance, salary continuation, employee loan or loan guarantee, split dollar arrangement, supplemental unemployment benefits, profit-sharing, savings, pension, retirement, or supplemental retirement plan, program, agreement or arrangement, and any other employee benefit plan, agreement, arrangement, or commitment maintained by the Company which covers any employee or former employee of the Company (or beneficiary or dependent of either), whether or not a plan described in Section 3(3) of ERISA.
     “Encumbrance” means any mortgage, Security Interest, lien, hypothecation, pledge, charge, claim of ownership, option to purchase, or encumbrance of any kind, easement, deed of trust, assignment, deposit arrangement, priority or other preferential arrangement, title defect covenant, community property interest, equitable interest, right of first refusal, or restriction of any kind, including any restriction on use, voting, transfer, receipt of income, or exercise of any other general attribute of ownership, but does not include Permitted Liens.
     “Equity Commitment” means (a) options, warrants, convertible securities, exchangeable securities, subscription rights, conversion rights, exchange rights, or other Contracts that could require the Company to issue any of its Equity Interests or to sell any Equity Interests it owns in another Person; (b) statutory pre-emptive rights or pre-emptive rights granted under the Organizational Documents of the Company; and (c) stock appreciation rights, phantom stock, profit participation, or other similar rights with respect to the Company.
     “Equity Interest” means any and all shares of the Company’s capital stock or other ownership or equity interest, participation or securities (whether voting or non-voting, whether preferred, common or otherwise, and including any stock appreciation, contingent interest or similar right), and any option, warrant, security or other right (including debt securities) directly or indirectly convertible into or exercisable or exchangeable for, or otherwise representing the right to acquire directly or indirectly any ownership or equity interest, participation or security described above.
     “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

     “Exchange Act” means the Securities Exchange Act of 1934, as amended.
     “GAAP” means United States generally accepted accounting principles, applied on a consistent basis in accordance with past practice.
     “Governmental Entity” means any legislature, agency, bureau, branch, department, division, commission, court, tribunal, magistrate, justice, multi-national organization, quasi-governmental body, or other similar recognized organization or body of any federal, state, county, municipal, local, or foreign government or other similar recognized organization or body exercising similar powers or authority.
     “Indebtedness” means, with respect to any Person, (a) any obligation of such Person (i) for borrowed money, (ii) evidenced by a note, debenture or similar instrument (including a purchase money obligation) given in connection with the acquisition of any property or assets, including securities, or (iii) for the deferred purchase price of property or services; (b) any guarantee (or keepwell agreement) by such Person of any indebtedness of others described in the preceding clause (a); (c) any obligation to reimburse any bank or other Person for amounts paid under a letter of credit or similar instrument; (d) any factoring arrangement or obligation secured by or representing the disposition of assets that would be Acquired Assets but for the incurrence of such obligation (e) any other obligation upon which interest charges are customarily paid, or that was issued or assumed as full or partial payment for property, except trade accounts payable and similar liabilities arising in the Ordinary Course of Business and not more than 60 days from the invoice date and (f) any capital leases.
     “Intellectual Property” means (a) any Marks, Patents, Copyrights, Trade Secrets or rights, licenses, software, methodologies and/or other claims that any Person may have regarding the foregoing or to prevent the modification of, to withdraw from circulation or control the publication or distribution of any Marks, Patents, Copyrights or Trade Secrets, (b) corporate names and fictitious names, technical and confidential information (including, without limitation, designs, plans, specifications, formulas, processes, methods, methodologies, shop rights, know-how, show-how, and other business or technical confidential information in each case whether or not such rights are patentable, copyrightable, or registerable), (c) computer software and hardware programs and systems, source code, object code, know-how, show-how, processes, formulas, specifications and designs, data bases, and documentation relating to the foregoing, (d) other proprietary information owned, controlled, created, under development or used by the Company or in which the Company has any interest whatsoever, whether or not registered, including rights or obligations under any license agreement or other agreement with any other Person, and (e) Internet domain names, and all registrations and applications for registration, and web sites and web pages and related items (and all intellectual property and proprietary rights incorporated therein), IP addresses and email addresses.
     “In-The-Money Options” means Options, including all Options that have had their vesting periods accelerated immediately prior to the Effective Time in accordance with Section 2.12 hereof, that have an exercise price less than the Common Stock Per Share Merger Consideration, determined immediately prior to the Effective Time.

     “Knowledge” of any Party shall mean the actual knowledge of the officers of that party after such officers shall have made all reasonable inquiries of those directly reporting to such officers likely to have such knowledge. For purposes of this definition, the officers of the Company to whom knowledge may be attributed are listed in Schedule 1.1(a) attached hereto.
     “Law” means any law (statutory, common, or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, executive order, or other similar authority enacted, adopted, promulgated, or applied by any Governmental Entity, each as amended and in effect as of the date hereof.
     “Legal Requirement” means any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any governmental body.
     “Marks” means all fictitious business names, trade names, corporate names, registered and unregistered trademarks, service marks, designs and general intangibles of like nature and applications, together with all goodwill related to the foregoing.
     “Material Adverse Change (or Effect)” means an event, occurrence or change in facts or circumstances that has had or would reasonably be expected to have a material adverse effect on the business, assets, properties, liabilities, condition (financial or otherwise) or results of operations of the Company, or a material adverse effect on the ability of the Parties to consummate the transactions contemplated hereby, or a Material Net Asset Decrease; provided, however that any reduction in the market price or trading volume of the Company Common Stock or changes in general economic conditions not disproportionately affecting the Company, in and of itself, shall not be deemed to constitute a Material Adverse Effect on the Company.
     “Material Net Asset Decrease” means that the Net Assets of the Company as of a Measurement Date or immediately prior to the Effective Time are at least $400,000 less than the Net Assets at September 30, 2009, as reported in the Company’s Form 10-Q for the period then ended.
     “Measurement Date” shall the last day of any month between the date of this Agreement and the Effective Time.
     “Merger Consideration” shall mean the aggregate Common Stock Per Share Merger Consideration.
     “Net Assets” means Total Assets less Total Liabilities, computed in accordance with GAAP consistent with past practice, except if past practice was not in accordance with GAAP, GAAP shall apply.
     “Options” mean options or warrants to purchase Company Common Stock.
     “Order” means any order, ruling, decision, verdict, decree, writ, subpoena, mandate, precept, command, directive, consent, approval, award, judgment, injunction, or other similar determination or finding by, before, or under the supervision of any Governmental Entity, arbitrator or mediator.
     “Ordinary Course of Business” means, with respect to any Person, that Person’s ordinary course of business consistent with past custom and practice (including with respect to quantity, quality and frequency).
     “Organizational Documents” means the articles of incorporation, certificate of incorporation, charter, bylaws, articles of formation, regulations, operating agreement, certificate of limited partnership, partnership agreement, and all other similar documents, instruments or certificates executed, adopted, or filed in connection with the creation, formation, or organization of a non-natural Person, including any amendments thereto.
     “Out-of-the-Money Options” mean Options with an exercise price higher than the Common Stock Per Share Merger Consideration, determined immediately prior to the Effective Time.
     “Outstanding Common Stock Equivalents” means the number of shares of Company Common Stock Outstanding, plus the number of In-The-Money Options, determined immediately prior to the Effective Time.
     “Patents” means all (A) patents and patent applications and any continuations, continuations in part, renewals and applications therefor, and (B) any inventions and discoveries that may be patentable.
     “Permit” means any permit, license, certificate, approval, consent, notice, waiver, franchise, registration, filing, accreditation, or other similar authorization required by any Law or Governmental Entity.
     “Permitted Liens” means (i) Encumbrances for taxes, assessments, governmental charges, or claims which are not yet due and payable or are being duly contested in good faith by appropriate Actions, (ii) statutory liens of landlords and warehousemen’s, carriers’, mechanics’, suppliers’, materialmen’s, repairmen’s, or other like liens (including Contractual landlords’ liens) arising in the Ordinary Course of Business or with respect to amounts not yet delinquent or being contested in good faith by appropriate Actions; (iii) liens incurred or deposits made in the Ordinary Course of Business in connection with workers’ compensation, unemployment insurance and other similar types of social security, (iv) Encumbrances set forth on Schedule 1.1(c), (v) restrictions on transfers of securities imposed by federal and state securities laws; and (vi) Encumbrances consisting of zoning or planning restrictions, easements, permits and other restrictions or limitations on the use of real property or irregularities in title thereto which do not materially detract from the value of, or impair the use of, such property by the Company in the operation of its business; provided that none of the foregoing are, individually or in the aggregate, material.
     “Person” means any individual, partnership, limited liability company, corporation, association, joint stock company, trust, entity, joint venture, labor organization, unincorporated organization, or Governmental Entity.

     “Registered Intellectual Property” shall mean all registered United States and foreign Patents, Marks, Copyrights, and applications therefor, if any, owned by the Company including continuation, divisional, and continuation in part, and reissue Patents, Marks, and Copyrights.
     “Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.
     “SEC” means the Securities and Exchange Commission.
     “Security Interest” means any security interest, deed of trust, mortgage, pledge, Encumbrance, charge, claim, or other similar interest or right, except for Permitted Liens.
     “Software” means any and all (i) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code; (ii) testing, validation, verification and quality assurance materials; (iii) databases, conversion, interpreters and compilations, including any and all data and collections of data, whether machine readable or otherwise; (iv) descriptions, schematics, flow-charts and other work product used to design, plan, organize and develop any of the foregoing; (v) software development processes, practices, methods and policies recorded in permanent form, relating to any of the foregoing; (vi) performance metrics, sightings, bug and feature lists, build, release and change control manifests recorded in permanent form, relating to any of the foregoing; and (vii) documentation, including user manuals, web materials, and architectural and design specifications and training materials, relating to any of the foregoing.
     “Tax” means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code Section 59A), customs, ad valorem, duties, capital stock, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.
     “Tax Authority” shall mean, with respect to any Tax, the governmental entity or political subdivision thereof that imposes such Tax, and the agency (if any) charged with the collection of such Taxes for such entity or subdivision.
     “Tax Return” means any return, declaration, report, claim for refund or information return or statement relating to any Taxes required to be filed with any Governmental Entity, including any schedule or attachment thereto, and including any amendment thereof.
     “Total Assets” shall mean the total assets of the Company determined in accordance with GAAP.
     “Total Liabilities” shall mean the total liabilities of the Company determined in accordance with GAAP, plus an estimate of accrued and unpaid Company Expenses and a projection of additional accrued but unpaid interest, fees and other amounts in relation to Company Debt as of the applicable measurement date.

     “Trade Secrets” means all know-how, trade secrets, confidential information, customer lists, Software, databases, works of authorship, mask works, technical information, data, process technology, plans, drawings, blue prints know-how, proprietary processes, formulae, algorithms, models, user interfaces, inventions, discoveries, concepts, ideas, techniques, methods, methodologies and, with respect to all of the foregoing, related confidential data or information.
     1.2 Other Defined Terms. The following capitalized terms shall have the meanings given to them in the Sections set forth below:

Term	Section
1994 Plan	2.12
1997 Plan	2.12
2005 Plan	2.12
Acquisition Proposal	5.4(b)
Agreement	Preamble
Balance Sheet	4.6(b)
Certificate of Merger	2.2
Claims	4.21
Closing	2.3
Closing Date	2.3
COBRA	4.16
Common Stock	4.4
Company	Preamble
Company Board Recommendation	2.15(b)
Company Disclosure Schedules	4.27
Company Intellectual Property	4.15(a)
Company Property	4.21
Company SEC Reports	4.6(a)
Company Stock	4.4
Confidentiality Agreement	5.3
D&O Insurance	5.9
Dissenting Shares	2.11
DLLCA	2.1
Effective Time	2.2
Environmental Claims	4.21
Environmental Law	4.21
Expense Reimbursement	7.3(b)
Financial Statements	4.6(b)
Indemnified Persons	5.9
Key Employees	4.16
Letter of Transmittal	2.13(c)
Licensed Intellectual Property	4.15(a)
Merger	Recitals
Merger Solicitation Efforts	2.15(c)
Merger Special Meeting	2.15(a)
Merger Sub	Preamble

Term	Section
Option Agreement	2.13(a)
Option Consideration	2.12
Owned Intellectual Property	4.15(a)
Parent	Preamble
Party/Parties	Preamble
Paying Agent	2.13(a)
Paying Agent Agreement	2.13(a)
Preferred Stock	4.4
Proxy Statement	5.5
Representatives	5.4(a)
Requisite Stockholder Vote	4.24
SEC	4.6(a)
Securities Act	4.6(a)
Share Certificates	2.13(a)
Specified Definitive Acquisition Agreement	7.1(c)
Superior Proposal	5.4(b)
Surviving Company	2.1
Termination Date	7.1(b)
Termination Fee	7.3(b)
Voting Agreement	Recitals
VSCA	2.2
ARTICLE 2.
THE MERGER
     2.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Delaware Limited Liability Company Act (the “DLLCA”), at the Effective Time, the Company shall be merged with and into Merger Sub, the separate corporate existence of the Company shall thereupon cease, and Merger Sub shall be the successor or Surviving Company and shall continue its existence under the Laws of the State of Delaware as a wholly-owned subsidiary of Parent. Merger Sub, as the Surviving Company after the consummation of the Merger, shall be sometimes hereinafter referred to as the “Surviving Company.”
     2.2 Effective Time. Subject to the provisions of this Agreement, the Parties shall cause the Merger to be consummated by filing a duly executed certificate of merger of Merger Sub and the Company (the “Certificate of Merger”) with the Office of the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with, the relevant provisions of the DLLCA, as soon as practicable on the Closing Date, and with the State Corporation Commission of the Commonwealth of Virginia, as required under the Virginia Stock Corporation Act (“VSCA”), and shall take all other action required by Law to effect the Merger. The Merger shall become effective upon such filing or at such time thereafter as shall be agreed by the Parties and provided in the Certificate of Merger (the “Effective Time”).

     2.3 Closing. Unless this Agreement shall have been terminated pursuant to Article 7, the closing of the Merger (the “Closing”) shall take place at 9:00 a.m., local time, at the offices of the Company, on the second business day after all of the conditions to the obligations of the Parties to consummate the Merger have been satisfied or waived (other than those conditions that, by their terms, are to be satisfied or waived on the Closing Date), or such other date, time or place as shall be agreed to in writing by the Parties (the “Closing Date”).
     2.4 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of the DLLCA. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Company.
     2.5 Certificate of Formation; Name. The certificate of formation of Merger Sub shall be the certificate of formation of the Surviving Company until thereafter amended in accordance with the DLLCA and such certificate of formation. At the Effective Time, the name of Merger Sub shall be changed to Halifax Technology, LLC.
     2.6 Limited Liability Company Agreement. Immediately prior to the Effective Time, the limited liability company agreement of Merger Sub shall be amended so that the sections regarding indemnification therein shall be no less favorable to the indemnified persons than those relevant sections in the Company’s bylaws as in effect immediately prior to the Effective Time (the “Merger Sub LLC Agreement Amendment”) and such limited liability company agreement, as so amended, shall be the limited liability company agreement of the Surviving Company until thereafter amended as provided therein and by applicable law.
     2.7 Additional Actions. If, at any time after the Effective Time, the Surviving Company shall consider or be advised that any further deeds, assignments or assurances in Law or any other acts are necessary or desirable to (a) vest, perfect or confirm, of record or otherwise, in the Surviving Company its right, title or interest in, to or under any of the rights, properties or assets of the Company, or (b) otherwise carry out the provisions of this Agreement, the officers and directors of the Surviving Company are authorized to take, and will take, any and all such lawful actions.
     2.8 Managers. The managers of Merger Sub at the Effective Time shall be the same persons who are the initial managers of the Surviving Company, until their respective successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Company’s certificate of formation and limited liability company agreement.
     2.9 Officers. The officers of the Company at the Effective Time shall be the same persons who are the initial officers of the Surviving Company, until their respective successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Company’s certificate of formation and limited liability company agreement.

     2.10 Merger Consideration, Conversion and Cancellation of Shares. At the Effective Time, pursuant to this Agreement and by virtue of the Merger and without any action on the part of Parent, Merger Sub or the Company, or the holders of any of the following securities:
          (a) Pursuant to Section 18-209 of the DLLCA, each share of Company Stock issued and outstanding immediately prior to the Effective Time (including shares of Company Common Stock issued upon exercise of Equity Commitments of the Company, but excluding any Dissenting Shares and shares to be cancelled pursuant to Section 2.10(b)), shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive its designated share of the Common Stock Per Share Merger Consideration. The aggregate amount payable shall be deposited with the Paying Agent and disbursed to the Company Stockholders as provided in a Paying Agent Agreement (the “Paying Agent Agreement”) by and among Parent, the Company and the Paying Agent in customary form.
          (b) Each share of stock held in the treasury of the Company or held by Parent, Merger Sub or any other Affiliate of Parent, if any, immediately prior to the Effective Time, shall be cancelled without any conversion thereof and no payment or distribution shall be made with respect thereto.
          (c) If between the date of this Agreement and the Effective Time the number of outstanding shares of capital stock of the Company shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split-up, combination, exchange of shares or the like other than pursuant to the Merger, the amount payable to each holder of Shares shall be correspondingly adjusted.
          (d) Subject to Section 2.11, as a result of the Merger and without any action on the part of the holders of Company Stock, at the Effective Time, all shares of Company Common Stock issued and outstanding immediately prior to the Effective Time shall be cancelled and retired and shall cease to be outstanding and to exist and the holders thereof shall thereafter cease to have any rights with respect to such Company Common Stock except the right to receive the Common Stock Per Share Merger Consideration, as applicable, described in subsections (a) and (b) above upon the surrender of Share Certificates (as defined below) representing such shares of Company Common Stock to the Paying Agent in accordance with the terms of the Paying Agent Agreement.
     2.11 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, to the extent that the provisions of Section 13-1.730 of the VSCA are or, prior to the Effective Time become, applicable to the Merger, any shares of Company Common Stock that, as of the Effective Time, are held by holders who have as of the Effective Time preserved appraisal rights under the VSCA with respect to such shares (“Dissenting Shares”) shall not be converted into or represent the right to receive the Common Stock Per Share Merger Consideration, as the case may be, in accordance with Section 2.10, and the holder or holders of such shares shall be entitled only to such rights as may be provided to such holder or holders pursuant to the VSCA; provided, however, that if such appraisal rights shall not be perfected or the holders of such shares shall otherwise lose their appraisal rights with respect to such shares, then, as of the later of the Effective Time or the time of the failure to perfect such status or the loss of such rights, such shares shall automatically be converted into and shall represent only the right to receive (upon the surrender of the certificate or certificates representing such shares), without interest thereon, the Common Stock Per Share Merger Consideration, as the case may be, in accordance with Section 2.10. The Company shall give Parent prompt notice of any demands received by the Company for appraisal of shares, and, prior to the Effective Time, Parent shall have the right to participate in all negotiations and proceedings with respect to such demands and be consulted with respect to the Company’s response thereto. Prior to the Effective Time, the Company shall not, except with the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands.
     2.12 Options. Each holder of a then outstanding In-The-Money Option to purchase shares of Company Common Stock, shall, in settlement thereof, receive from the Surviving Company, for each share of Company Common Stock subject to such an option, an amount equal to the excess of the Common Stock Per Share Merger Consideration over the exercise price for such option at the Effective Time, less applicable withholding tax (the “Option Consideration”). At the Effective Time, each In-The-Money Option shall be deemed cancelled and converted solely into the right to receive the Option Consideration, and each holder of an In-The-Money Option shall have the opportunity, promptly after the Effective Time, to surrender such option to the Surviving Corporation. Each Out-of-the-Money Option shall be cancelled without consideration. The committee appointed by the Company Board to administer the Halifax Corporation of Virginia 2005 Stock Option and Stock Incentive Plan (the “2005 Plan”), Non-Employee Director Stock Option Plan (the “1997 Plan”) and Key Employee Stock Option Plan (the “1994 Plan”) shall adopt, in accordance with the 2005 Plan, the 1997 Plan and the 1994 Plan, resolutions (i) immediately prior to the Effective Time, accelerating the vesting periods of all Options and (ii) terminating all Options in accordance with this Agreement at the Effective Time, and take such other measures as necessary to effect such vesting or termination. Payments of Option Consideration may be made at a regularly scheduled payroll date of the Surviving Company, within 45 days of the Effective Date.
     2.13 Payment of Cash for Shares.
          (a) At or prior to the Effective Time, Parent shall irrevocably deposit or cause to be deposited with a paying agent appointed by Parent and reasonably acceptable to the Company (the “Paying Agent”), as agent for the holders of shares to be cancelled in accordance with Section 2.10(a) and (b) and Options to be cancelled in accordance with Section 2.12, cash in the aggregate amount of the Merger Consideration pursuant to a Paying Agent Agreement. Pending distribution pursuant to Section 2.13(b) of the cash deposited with the Paying Agent, such cash shall be held in trust for the benefit of the holders of the shares of Company Stock converted pursuant to the Merger and such cash shall not be used for any other purposes. Promptly, and in no event later than five (5) business days after the Effective Time, the Surviving Company shall cause the Paying Agent to mail to each Person who was, at the Effective Time, a holder of record of shares of Company Stock entitled to receive the Merger Consideration pursuant to Section 2.10 and Section 2.12 hereof, a letter of transmittal in a customary form reasonably acceptable to the Company (the “Letter of Transmittal”) (which shall specify that delivery shall be effected, and risk of loss and title to the certificates evidencing the shares of Company Stock (the “Share Certificates”) shall pass, only upon proper delivery of the Share Certificate(s) to the Paying Agent) and instructions for use in effecting the surrender of the Share Certificate(s) pursuant to such letter of transmittal. On the business day following the Closing (with respect to any Company Stockholders who has delivered a Letter of Transmittal and Share Certificate on or prior to the Closing), and as soon as practicable following surrender by any other Company Stockholder to the Paying Agent of a Letter of Transmittal and Share Certificate, in each case, duly completed and validly executed in accordance with the instructions thereto, the holder of such Share Certificate shall be paid in exchange therefor the Merger Consideration, as the case may be, for each share of Company Stock formerly evidenced by such Share Certificate, and such Share Certificate shall thereupon be cancelled. No interest shall accrue or be paid on the Merger Consideration payable upon the surrender of any Share Certificate for the benefit of the holder of such Share Certificate and any required withholding taxes on the Merger Consideration may be withheld by the Surviving Company or the Paying Agent.
          (b) The Surviving Company shall after the Merger have the funds necessary to pay the Option Consideration in cash to persons providing a notice of exercise of an In-the-Money Option under a valid Option Grant.
          (c) Until so surrendered and cancelled in accordance with subsection (a), each such Share Certificate or Option Grant or other instrument shall, after the Effective Time, be deemed to represent only the right to receive the Merger Consideration or Option Consideration, and until such surrender and cancellation, no cash shall be paid to the holder of such outstanding Share Certificate or Option Grant or other instrument in respect thereof. From and after the Effective Time, the holders of shares of Company Stock or Options outstanding immediately prior to the Effective Time shall cease, except for Dissenting Shares and otherwise as required by law, to have any rights with respect to such shares of Company Stock or Options, other than the right to receive the Merger Consideration or Option Consideration as provided in this Agreement.
          (d) If payment is to be made to a Person other than the registered holder of the shares of Company Stock represented by the Share Certificate or Option Grant or other instrument so surrendered in exchange therefor, it shall be a condition to such payment that the Share Certificate or Option Grant or other instrument so surrendered shall be properly endorsed or otherwise be in proper form for transfer and that the Person requesting such payment shall pay to the Paying Agent or Company any transfer or other taxes required as a result of such payment to a Person other than the registered holder of such shares of Company Stock or Options or establish to the satisfaction of the Paying Agent or Company that such tax has been paid or is not payable.
          (e) After the Effective Time, there shall be no further transfers on the stock transfer books of the Company of the shares of Company Stock or Options that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Share Certificates or Option Grants representing the shares of Company Stock or Options are presented to the Surviving Company, they shall be cancelled and exchanged for the Merger Consideration or Option Consideration provided for, and in accordance with the procedures set forth in this Article 2.

          (f) If any cash deposited with the Paying Agent for purposes of payment in exchange for the Shares remains unclaimed one year after the Effective Time, such cash shall be returned to the Surviving Company, upon demand, and any such holder who has not converted the shares of Company Stock into the Merger Consideration or Options into the Option Consideration or otherwise received the Merger Consideration or Option Consideration pursuant to this Agreement prior to that time shall thereafter look only to the Surviving Company for payment of the Merger Consideration or Option Consideration. Notwithstanding the foregoing, the Surviving Company shall not be liable to any holder of shares or Options for any amount paid to a public official pursuant to applicable unclaimed property laws. Any amounts remaining unclaimed by holders of shares of Company Stock or Options seven years after the Effective Time (or such earlier date immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Entity) shall, to the extent permitted by applicable Law, become the property of the Surviving Company, free and clear of any claims or interest of any Person previously entitled thereto.
          (g) Any portion of the Merger Consideration made available to the Paying Agent to pay for Dissenting Shares for which dissenters’ rights have been perfected as provided in Section 2.11 hereof shall be returned to the Surviving Company upon demand.
          (h) No dividends or other distributions with respect to capital stock of the Company with a record date after the Effective Time shall be paid to the holder of any unsurrendered certificate for the shares.
          (i) In the event that any Share Certificate or Option Grant or other instrument representing shares or Options shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate or other instrument to be lost, stolen or destroyed and, if required by the Surviving Company, the posting by such holder of a bond in such reasonable amount as the Surviving Company may direct as indemnity against any claim that may be made against it with respect to such Share Certificate or Option Grant or other instrument, the Paying Agent will issue in exchange for and in lieu of such lost, stolen or destroyed certificate or other instrument representing the shares or Options, the Merger Consideration or Option Consideration, and unpaid dividends and distributions on Shares deliverable in respect thereof, pursuant to this Agreement and the Merger, without interest and less any required withholding taxes.
          (j) In the event that as a result of the computation of Common Stock Per Share Merger Consideration a holder of Company Stock or Options is entitled to an aggregate payment that includes a fraction of a cent, the Paying Agent shall eliminate such fraction and pay only the whole cent.
     2.14 Other Equity Commitments. Prior to the Effective Time, except as set forth in Section 2.12, the Company Board (or, if appropriate, any Committee thereof) shall adopt appropriate resolutions and take all other actions necessary to provide for the cancellation, effective at the Effective Time of all the outstanding Equity Commitments of the Company heretofore granted, including without limitation those granted under any stock option plan of the Company other than the 1994 Plan or 2005 Plan or otherwise. Immediately prior to the Effective Time, each Equity Commitment, whether or not then vested or exercisable, shall no longer be exercisable for the purchase of shares of Company Stock. The Company will take all steps to ensure that the Company is not or will not be bound by any Equity Commitments which would entitle any Person, other than Parent or its Affiliates, to own any Equity Interest in the Surviving Company or any of its subsidiaries or to receive any payment in respect thereof.
     2.15 Stockholders’ Meeting. Subject to Section 5.4, in order to consummate the Merger, the Company, acting through the Company Board, shall, in accordance with the VSCA and any other applicable Law:
          (a) duly call, give notice of, convene and hold a special meeting of the Company Stockholders as promptly as practicable following the date the preliminary Proxy Statement is cleared by the SEC for the purpose of considering and taking action upon the approval of this Agreement and approval of the Merger (the “Merger Special Meeting”);
          (b) include in the materials distributed to the Company Stockholders the affirmative recommendation of the Company Board that the Company Stockholders adopt this Agreement and approve the Merger (the “Company Board Recommendation”); and
          (c) use its commercially reasonable efforts to (i) solicit from Company Stockholders, as of the record date for the Merger Special Meeting, proxies in favor of the adoption of this Agreement and approval of the Merger and (ii) take all other action necessary or, in the reasonable opinion of Parent, advisable to secure any vote or consent of the Company Stockholders as required by Virginia Law to effect the Merger (collectively “Merger Solicitation Efforts”).

ARTICLE 3.
REPRESENTATIONS AND WARRANTIES
CONCERNING PARENT AND MERGER SUB
     Parent and Merger Sub jointly and severally represent and warrant to the Company that:
     3.1 Entity Status. Parent is a limited liability company duly formed, validly existing and in good standing under the Laws of the State of Delaware. Merger Sub is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware. Each of Parent and Merger Sub has the requisite respective power and authority to own or lease its properties and to carry on its business as currently conducted. Neither Parent nor Merger Sub is in breach of any provision of its respective Organizational Documents. Each of Parent and Merger Sub is qualified to do business in all jurisdictions where such qualification is required. There is no pending or threatened Action for the dissolution, liquidation, insolvency, or rehabilitation of Parent or Sub.
     3.2 Power and Authority; Enforceability. Each of Parent and Merger Sub has the requisite power and authority to execute and deliver this Agreement, and to perform and consummate the Merger and the other transactions contemplated hereby. The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by each of them of the Merger and the other transactions contemplated hereby have been duly authorized by the Board of Directors of Parent and Merger Sub, respectively, and by Parent as the sole stockholder of Merger Sub, and no other corporate action on the part of Parent or Merger Sub, respectively, is necessary to authorize the execution and delivery or performance by them of this Agreement or their consummation of the transactions contemplated hereby. This Agreement has been duly authorized, executed and delivered by, and, assuming due authorization by the Company, is enforceable against, each of Parent and Merger Sub, except to the extent that its enforceability may be subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting the enforcement of creditors’ rights generally and by general equitable principles.
     3.3 Consents and Approvals; No Defaults.
          (a) No consents or approvals of, or filings or registrations with, any Governmental Entity or with any third party are required to be made or obtained by Parent or Merger Sub in connection with its respective execution, delivery or performance of this Agreement and the Merger except for (i) the filing of the Certificate of Merger with the Secretary of State of each of the State of Delaware and the Commonwealth of Virginia, and (ii) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under the antitrust or competition laws of any foreign country.
          (b) Subject to receipt of the consents and approvals, and the making of the filings, referred to in Section 3.3(a), and the expiration of related waiting periods, the execution,

delivery and performance of this Agreement, the consummation of the transactions contemplated hereby, and compliance with the provisions hereof by Parent and Merger Sub do not and will not (i) result in any breach of the terms, conditions, or provisions of the Organizational Documents of Parent or Merger Sub; (ii) result in a breach of any provisions of, or result in the creation or imposition of (or the obligation to create or impose) any Encumbrance under, any of the terms, conditions or provisions of any Contract, Order or Permit to which Parent or Merger Sub is a party or by which it or any of its respective properties or assets may be bound or affected; or (iii) violate any Law or Order applicable to Parent or Merger Sub.
     3.4 Operations of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated herein and has not engaged in any business activities or conducted any operations other than in connection with such transactions.
     3.5 Regulatory Approvals. Neither Parent nor Merger Sub has taken any action and has no Knowledge of any fact or circumstance that is reasonably likely to materially impede or delay receipt of any consents of a Governmental Entity necessary in connection with the consummation of the Merger, or any of the transactions contemplated by this Agreement.
ARTICLE 4.
REPRESENTATIONS AND WARRANTIES
CONCERNING THE COMPANY
     The Company represents and warrants to Parent and Merger Sub as follows:
     4.1 Corporate Status. The Company is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Virginia. Except as set forth on Schedule 4.1(a), the Company is duly qualified to conduct its business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the failure to be so qualified would not result in a Material Adverse Effect. Schedule 4.1(b) sets forth the jurisdictions in which the Company is qualified to do business. The Company has delivered or made available to Parent correct and complete copies of its Organizational Documents, as amended to date. The Company is not in breach of any provision of its Organizational Documents.
     4.2 Power and Authority; Enforceability. The Company has the requisite power and authority to execute and deliver this Agreement and to perform and consummate the Merger and the other transactions contemplated hereby and thereby. The execution, delivery and performance by the Company of this Agreement and the consummation by it of the Merger and the other transactions contemplated hereby have been duly authorized by the Company Board, and no other corporate action on the part of the Company (other than adoption of this Agreement and approval of the Merger by the Company Stockholders) is necessary to authorize the execution, delivery and performance by the Company of this Agreement or its consummation of such transactions. This Agreement has been duly executed and delivered by the Company and is a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except to the extent that its enforceability may be subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting the enforcement of creditors’ rights generally and by general equitable principles.
     4.3 Consents and Approvals; No Defaults.
          (a) No consents or approvals of, or filings or registrations with, any Governmental Entity are required to be made or obtained by the Company in connection with the execution, delivery or performance by the Company of this Agreement except for (i) the Requisite Stockholder Vote, (ii) as may be required by the Exchange Act, (iii) the filing of the Certificate of Merger with the Secretary of State of the Commonwealth of Virginia, and (iv) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under the antitrust or competition laws of any foreign country.
          (b) Except for the Consents with respect to Contracts set forth on Schedule 4.3(b), and subject to receipt of the consents and approvals, and the making of the filings, referred to in Section 4.3(a), and the expiration of related waiting periods, the execution, delivery and performance of this Agreement, the consummation of the transactions contemplated hereby, and compliance with the provisions hereof do not and will not (i) result in any breach of the terms, conditions, or provisions of, the respective Organizational Documents of the Company; (ii) result in a breach of any provisions of, or result in the creation or imposition of (or the obligation to create or impose) any Encumbrance upon any of the properties or assets of the Company under, any of the terms, conditions or provisions of any material Contract, Order or Permit to which the Company is a party or by which it or any of its properties or assets may be bound or affected, (iii) require payment by, or the creation of any obligation (absolute or contingent) to pay on behalf of, the Company, any severance, termination, “golden parachute,” or similar payment pursuant to any employment agreement or arrangement or other Contract, or (iv) violate in any material respect any Law or Order applicable to the Company.
     4.4 Capitalization. As of the date hereof, the Company’s authorized capital stock (the “Company Stock”) consists of: 6,000,000 shares of Company Common Stock, of which 3,175,206 shares of Company Common Stock are issued and outstanding, and 1,500,000 shares of Preferred Stock, none of which are issued or outstanding. All of the issued and outstanding shares of Company Stock: (a) have been duly authorized and are validly issued, fully paid, and nonassessable and free and clear of all Encumbrances, (b) were issued in compliance in all material respects with all applicable state and federal securities Laws, and (c) were not issued in breach of any Equity Commitments. Except as set forth on Schedule 4.4(a), no Equity Commitments exist with respect to any Equity Interest of the Company, and no such Equity Commitments will arise in connection with the transactions contemplated hereby. Except as set forth on Schedule 4.4(b), there are no Contracts, purchase rights, subscription rights, conversion rights, exchange rights or other commitments to which the Company is a party or, to the Knowledge of the Company, to which persons other than the Company are party, which could cause the Company to vote or issue, sell or otherwise cause to become outstanding any of the Company’s Equity Interests. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to the Company. The Company is not obligated to redeem or otherwise acquire any of its outstanding Equity Interests. Except as set forth on Schedule 4.4(c), there are no restrictions of any kind which prevent the payment of dividends by the Company. Other than the Voting Agreement, there are no stockholder agreements, voting trusts, proxies or other agreements or understandings to which the Company is a party with respect to the voting of the Equity Interests of the Company. The Company does not own, or have any Contract to acquire, any Equity Interests or other securities of any Person or any direct or indirect equity or ownership interest in any other business. True and complete copies of all organizational documents of the Company have been delivered or been made available to the Parent.
     4.5 Company Subsidiaries. Except as set forth in Schedule 4.5, The Company (i) has not had since December 31, 2005, and presently has, no subsidiaries, and (ii) has not since December 31, 2005 owned any capital stock, partnership, membership, joint venture or other ownership interest or Equity Interest in any Person. The ownership of the Company Subsidiaries, of record, is as shown on Schedule 4.5, and the Company owns, beneficially, all of their capital stock or equity interests. All of the shares, interests or other equity in the Company Subsidiaries is duly authorized, validly issued, fully paid and nonassessable, and not subject to any preemptive or similar rights, and there are no agreements with respect to payment of dividends by the Company Subsidiaries, the voting of their shares, or the redemption of their Equity Interests.
     4.6 Reports and Financial Statements.
          (a) The Company has filed all reports, schedules and forms required to be filed by it with the Securities and Exchange Commission (the “SEC”) since March 31, 2007 (collectively, including all exhibits thereto, the “Company SEC Reports”). None of Company SEC Reports, as of their respective filing dates (and, if amended or superseded by a filing prior to the Closing Date, then on the date of such filing), contained or will contain any untrue statement of a material fact or omitted or will omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the financial statements of the Company (including the related notes) included in the Company SEC Reports presents fairly, in all material respects, the consolidated financial position and consolidated results of operations and cash flows of the Company as of the respective dates or for the respective periods set forth therein, all in conformity with GAAP, except as otherwise noted therein, and subject, in the case of the unaudited interim financial statements, to the absence of footnotes and to normal year-end adjustments that have not been and are not expected to be material in amount. All of such Company SEC Reports, as of their respective filing dates (and as of the filing date of any amendment to the respective Company SEC Report), complied as to form and substance in all material respects with the then-applicable requirements of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”) and the Exchange Act.
          (b) The Company has furnished or made available to Parent copies of the following financial statements of the Company (collectively, the “Financial Statements”): (a) audited balance sheets as of March 31, 2007, 2008 and 2009, and the related audited statements of operations and cash flow for the period then ended, and (b) the unaudited balance sheets as of September 30, 2009 (the September 30, 2009 balance sheet being the “Balance Sheet”), and the related unaudited statements of operations and cash flows for the period then ended. The Financial Statements are in accordance with the regularly maintained books and records of the

Company, were prepared pursuant to the related work papers, are complete and correct in all material respects, have been prepared in accordance with GAAP consistently applied and present fairly in all material respects the financial condition of the Company as of the respective dates thereof and the results of operations and cash flows for the respective periods covered thereby, except as otherwise noted therein, and subject, in the case of the unaudited interim financial statements, to the absence of footnotes and to normal year-end adjustments that have not been and are not expected to be material in amount. The statements of operations and cash flows included in the Financial Statements do not contain any material items of special or non-recurring income or other income not earned in the ordinary course of business except as expressly set forth therein. Except as disclosed in the Financial Statements, the Company does not have any outstanding indebtedness for borrowed money nor has it guaranteed any such obligations.
          (c) Except as set forth on Schedule 4.6(c), (i) the Company is not a party to any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC) and (ii) there are no outstanding loans to directors and officers of the Company as provided in Section 402 of the Sarbanes-Oxley Act. Except as disclosed in the Company SEC Reports, each director and officer of the Company has filed with or furnished to the SEC all statements required by Section 16(a) of the Exchange Act and the rules and regulations thereunder since January 1, 2007.
          (d) Except as set forth in Schedule 4.6(d), the Company maintains a system of internal accounting and other controls sufficient to provide reasonable assurance that (i) material transactions are executed in accordance with management’s general or specific authorizations and with the investment objectives, policies and restrictions of the Company and the applicable requirements of the Code, (ii) material transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP to calculate net assets value and to maintain accountability for assets, (iii) access to material assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accounting for material assets is compared with the existing material assets at reasonable intervals and appropriate action is taken with respect to any material differences.
          (e) The Company’s auditor has at all times been (i) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act), (ii) “independent” with respect to the Company within the meaning of Regulation S-X under the Exchange Act and (iii) to the Knowledge of the Company in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the rules and regulations promulgated by the SEC thereunder and the Public Company Accounting Oversight Board.
     4.7 Undisclosed Liabilities. Except as set forth on Schedule 4.7, the Company has no liabilities, obligations or commitments (absolute, accrued, contingent or otherwise) except (a) liabilities reflected on the Balance Sheet, (b) liabilities incurred in the Ordinary Course of Business since the date of the Balance Sheet, and which are normal and usual in amount and (c) Company Expenses.
     4.8 Absence of Certain Changes or Events. Except as set forth on Schedule 4.8, since March 31, 2009, the business of the Company has been conducted only in the Ordinary

Course of Business and there has been no Material Adverse Change. Without limiting the generality of the foregoing, and except as set forth on Schedule 4.8, since March 31, 2009, the Company has not:
          (a) borrowed any amount or incurred any material expenses or obligations of any kind (whether contingent or otherwise), except in the Ordinary Course of Business;
          (b) entered into any material transactions or waived any material rights or entered into any transactions or waived any rights other than in the Ordinary Course of Business;
          (c) increased the level of benefits under any Employee Benefit Plan, the salary or other compensation (including severance) payable or to become payable to employee or obligated itself to pay any bonus or other additional salary or compensation to any employee, other than, with respect to employees who are not officers, directors or senior managers of the Company, in the Ordinary Course of Business;
          (d) entered into or amended any employment agreement or arrangement, or any severance or retention agreement or promoted any of the employees of the Company’s business;
          (e) amended, rescinded or terminated (and not renewed) any existing material Contract;
          (f) permitted any material Contract to expire or terminate (and not be renewed) by its terms;
          (g) made any capital expenditure (or series of related capital expenditures) that is either material or outside the Ordinary Course of Business;
          (h) made any capital investment in, any loan to, or any acquisition of the securities or assets of, any other Person (or series of related capital investments, loans and acquisitions);
          (i) sold, transferred, disposed of, or agreed to sell, transfer, or dispose of, any of its assets, properties, Intellectual Property, other than in the Ordinary Course of Business;
          (j) created or incurred, or discharged or satisfied, any material Encumbrance upon any of its assets or properties;
          (k) made any change in its method of accounting or accounting practices;
          (l) suffered the loss, damage or destruction of any material asset or property (whether or not covered by insurance);
          (m) failed to repay any material obligation when due;
          (n) initiated, compromised, or settled any material litigation or arbitration proceeding;

          (o) made a material revaluation of any of its assets or liabilities, including any material write-offs, material increases or decreases in any reserves or any material write-up of the value of inventory, property, plant, equipment or any other asset;
          (p) made a material change in Tax methods, material Tax elections or amendments or revocation thereof, or settled or compromised any material Tax dispute with respect to the Company;
          (q) amended, or proposed to amend, the Organizational Documents of the Company;
          (r) adopted, implemented or amended any stockholder rights plan;
          (s) declared, set aside or paid any dividend or other distribution or payment (whether in cash, stock or property) with respect to the capital stock or other equity securities of the Company or made any redemption purchase or other acquisition of any of the securities of the Company, or made any other payment to any stockholder of the Company in its capacity as a stockholder;
          (t) accelerated collection of account receivables or delayed or failed to pay accounts payable, other than in the Ordinary Course of Business, or any account payable contested in good faith;
          (u) restructured or reorganized any of the business divisions or units of the Company;
          (v) materially changed the amount of insurance coverage provided by its insurance policies;
          (w) issued or committed to issue any Equity Interest or Equity Commitment; or
          (x) entered into any commitment (contingent or otherwise) to do any of the foregoing.
     4.9 Title to and Condition of Properties. The Company has good, valid and marketable title to (i) all material tangible properties and assets (real and personal) other than leased assets, used by the Company in its business, including all the properties and assets reflected in the Balance Sheet except as indicated in the notes thereto and except for properties and assets reflected in the Balance Sheet which have been sold or otherwise disposed of in the Ordinary Course of Business, and (ii) all the tangible properties and assets purchased by the Company since the date of the Balance Sheet except for such properties and assets which have been sold or otherwise disposed of in the Ordinary Course of Business; in each case subject to no Encumbrances. The Company does not currently own any real property. The Company has a valid leasehold interest in or a valid license to use all of the property leased or licensed by it used in its business, free and clear of all Encumbrances. The properties and assets of the Company comprise all material properties and assets required for the continued conduct in all material respects of its business as now being conducted and are adequate for the purposes for which such properties and assets are currently used or held for use (other than such inadequacies that are not, individually or in the aggregate, material) and are in reasonably good repair and operating condition (subject to normal wear and tear).
     4.10 Compliance with Laws. The Company is, and since January 1, 2006 has been, in all material respects, in compliance with all applicable Laws and Orders. Except as disclosed on Schedule 4.10, the Company has not received any notice from, or otherwise been advised that, any Governmental Authority is claiming any violation or potential violation of any Law or Order other than violations which are not, individually or in the aggregate, material.
     4.11 Litigation. Except as disclosed on Schedule 4.11, there is no pending or, to the Knowledge of the Company, threatened, Action, whether private or public, affecting or brought by the Company. With respect to each such Action disclosed on Schedule 4.11, copies of all pleadings, filings, correspondence with opposing parties and their counsel, opinions of counsel, results of studies, judgments, orders, attachments, impositions of or recordings of Encumbrances have been made available to Parent. The Company is not subject to any outstanding Order. The Company has not settled any litigation since March 31, 2006, other than cash settlements involving less than $10,000.
     4.12 Minute Books. The minute books of the Company, as previously made available to Parent and its representatives, contain accurate records in all material respects of all material meetings of and corporate actions or written consents by the Company Stockholders and the Company Board.
     4.13 Contracts. Except as set forth on Schedule 4.13, none of the Contracts includes:
          (a) Any Contract that involves the sale of goods and/or performance of services by the Company as a prime contractor of an amount or value (as measured by the revenue reasonably expected to be derived therefrom during the twelve (12) months ended September 30, 2009) in excess of $25,000 annually;
          (b) Any Contract that involves the sale of goods and/or performance of services by the Company as a subcontractor of an amount or value (as measured by the revenue reasonably expected to be derived therefrom during the twelve (12) months ended September 30, 2009) in excess of $25,000 annually;
          (c) Any Contract that requires the payment by or to the Company of more than $25,000 annually;
          (d) Any Contract (other than the Company’s Organizational Documents) which contains restrictions with respect to payment of dividends or any other distribution in respect of the Company’s capital stock;
          (e) Any employment Contracts (including any collective bargaining Contract or union agreement), or any consulting, independent contractor or subcontractor Contract involving payment by the Company of more than $25,000 annually, any severance Contract or any retention, transaction, change of control or similar bonus Contract, in each case, with respect to the employees or the Company;

          (f) Any Contracts with respect to any property of the Company, real or personal, except for leases of personal property involving less than $15,000 per year;
          (g) Any Contract to be performed relating to capital expenditures by the Company in excess of $15,000;
          (h) Any Contract relating to indebtedness for borrowed money or the deferred purchase price of property (excluding trade payables in the Ordinary Course of Business);
          (i) Any loan or advance by the Company to, or investment by the Company in, any Person, or any Contract relating to the making of any such loan, advance or investment or any Contract involving a sharing of profits;
          (j) Any guarantee by the Company or other contingent liability of the Company in respect of any indebtedness or obligation of any Person;
          (k) Any guarantee by another Person of any obligation (contingent or otherwise) of the Company;
          (l) Any Contract limiting the ability of the Company to engage in its business or to compete with any Person with respect to its business;
          (m) Any warranty, guaranty or other similar undertaking with respect to a contractual performance extended by the Company, other than in the Ordinary Course of Business;
          (n) Any Contract requiring the Company to indemnify or hold harmless (i) any Person other than purchase orders and revenue earning Contracts entered into in the Ordinary Course of Business, (ii) any purchaser and/or licensee with respect to the Intellectual Property or (iii) any person who was a director or executive officer of an entity acquired by the Company and who did not become an employee, director or officer of the Company; or
          (o) Any material amendment, modification or supplement in respect of any of the foregoing.
     The Company has furnished or made available to Parent complete and accurate copies of all of the foregoing Contracts. All of the Contracts are legal, valid and binding obligations of the Company, and are in full force and effect. The Company has duly performed all of its material obligations under each Contract to the extent those obligations have accrued and no material default, violation, or breach by the Company, or, to the Knowledge of the Company, any other party, under any Contract has occurred which affects the enforceability of such Contract or any parties’ rights thereunder, including rights of termination, modification and acceleration.
     4.14 Customers, Resellers and Suppliers. Schedule 4.14 sets forth a list of the Top 15 customers of the Company for each of the 12 month period ending March 31, 2009 and the 7 month period ending October 31, 2009, and the top 20 vendors to the Company for that same period (excluding from such list lessors and providers of legal and accounting services). Except as set forth on Schedule 4.14, there are no outstanding disputes with any current customer, reseller or vendor, other than disputes which would not be, individually or in the aggregate, material, and, inclusive of the customers and vendors listed on Schedule 4.14, no material customer, reseller or vendor has stated its intention not to continue to do business with the Company whether as a result of the transactions contemplated hereby or otherwise.
     4.15 Intellectual Property.
          (a) The Intellectual Property owned by the Company (“Owned Intellectual Property”) and licensed for use by the Company (“Licensed Intellectual Property”) encompasses all proprietary rights necessary for the conduct of the business of the Company as presently conducted, except where the failure of the Company to own or license any Intellectual Property would not be material (collectively, the “Company Intellectual Property”). The Company owns the entire right, title and interest in and to all of the Owned Intellectual Property, free and clear of all Encumbrances, and has the right to use the Licensed Intellectual Property pursuant to the terms of the applicable license agreement. There are no Actions pending or, to the Knowledge of the Company, threatened, asserting the invalidity, misuse, infringement or unenforceability of any of the Company Intellectual Property. Schedule 4.15(a) sets forth all of the Registered Intellectual Property constituting a part of the Company Intellectual Property.
          (b) Except as set forth on Schedule 4.15(b) hereto, to the Knowledge of the Company, the Company does not infringe upon or misappropriate any Intellectual Property of third parties, other than any such infringement or misappropriation which would not be, individually or in the aggregate, material. To the Knowledge of the Company, no third party has infringed upon or misappropriated in any material respect any rights of the Company with respect to the Company Intellectual Property.
          (c) Except as set forth on Schedule 4.15(d) hereto, all of employees of the Company who have contributed to or participated in the conception and/or development or enhancement of the Company Intellectual Property (including any custom software) have executed an agreement that includes an acknowledgement that such contributions are the sole and exclusive property of the Company, all of the consultants and contractors of the Company who have contributed to or participated in the conception and/or development or enhancement of the Company Intellectual Property or the Business Software have executed an agreement that includes an acknowledgement that such contributions belong to the Company or its clients, and each Person who has had access to or otherwise been exposed to confidential or proprietary information regarding the Company, including employees, agents, consultants, and independent contractors, has entered into an agreement with the Company that includes provisions acknowledging and agreeing that such confidential or proprietary information shall be maintained in confidence and shall not be used other than as specifically authorized by the Company.
     4.16 Employment Matters. Schedule 4.16 sets forth a complete and accurate list of each employee, his or her immigration status, location of employment, length of service and current annual rates of salary of and other compensation payments due all such employees, as well as a list of all existing employment, consulting Contracts or severance arrangements which constitute contractual obligations of the Company with respect to its employees. None of the employees of the Company are improperly classified by the Company as independent contractors or leased employees or as being exempt from overtime pay. There are no collective bargaining agreements with any union or other bargaining group for any employees of the Company, nor, to the Knowledge of the Company, has there been any union organizational efforts involving such employees during the past two (2) years. With respect to all employees, the Company is in compliance in all material respects with all provisions of Law pertaining to the employment and terminating of employees, including all Laws relating to labor relations, equal employment practices, fair employment practices, entitlements, prohibited discrimination, terms and conditions of employment, employment safety, wages and hours, independent contractor classification, withholding requirements, or other similar employment or hiring practices or acts, and the Company is not engaged in any unfair labor practice or is a party to any Action involving a violation or alleged violation of any of the foregoing Laws. The Company is and has been in material compliance with the Worker Adjustment Retraining Notification Act, the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), the Immigration and Nationality Act, as amended, and the Immigration Reform and Control Act of 1986. Except as set forth on Schedule 4.16(b), the consummation of the transactions contemplated by this Agreement will not (either alone or in conjunction with another event, such as a termination of employment or other services) entitle any employee or other person to receive severance or other compensation which would not otherwise be payable absent the consummation of the transactions contemplated by this Agreement or cause the vesting or acceleration of the time of payment of any award or entitlement under any Employee Benefit Plan. Except as set forth on Schedule 4.16(c), no person holding title as an officer or senior manager of the Company (a “Key Employee”) has left the Company since March 31, 2006 and no current Key Employee has indicated any present or future intention to terminate his or her employment with the Company or not to engage in employment with the Surviving Company.
     4.17 Employee Benefit Plans.
          (a) Set forth on Schedule 4.17(a) is an accurate and complete list of each Employee Benefit Plan maintained within any jurisdiction of the United States. With respect to such U.S.-based Employee Benefit Plans: (i) each Employee Benefit Plan is in compliance with applicable Law and has been administered and operated in all respects in accordance with its terms; (ii) each Employee Benefit Plan which is intended to be “qualified” within the meaning of Section 401(a) of the Code has been maintained pursuant to a prototype plan document which has received a favorable determination letter from the Internal Revenue Service; (iii) no Employee Benefit Plan is covered by Title IV of ERISA or subject to Section 412 of the Code or Section 302 of ERISA; (iv) no Employee Benefit Plan is a “multiemployer plan” within the meaning of Section 3(37) of ERISA; (v) the Company nor, to the Knowledge of the Company, any other “disqualified person” or “party in interest” (as defined in Section 4975(e)(2) of the Code and Section 3(14) of ERISA, respectively) has engaged in any transactions in connection with any Employee Benefit Plan that would result in the imposition of a penalty pursuant to Section 502 of ERISA, damages pursuant to Section 409 of ERISA or a tax pursuant to Section 4975 of the Code; (vi) no Employee Benefit Plan provides for post-employment or retiree welfare benefits, except to the extent required by Part 6 of Subtitle B of Title I of ERISA or Section 4980B of the Code; (vii) all contributions required to be made to each Employee Benefit Plan have been timely made; and (viii) no claim, action or litigation is pending or, to the Knowledge of the Company, threatened with respect to any Employee Benefit Plan (other than routine claims for benefits payable in the ordinary course, and appeals of such claims which were denied). With respect to each U.S.-based Employee Benefit Plan, the Company has delivered or caused to be delivered to Parent true and complete copies of the written plan document setting forth such plan, the Internal Revenue Service determination letter issued to the prototype sponsor with respect to each Employee Benefit Plan intended to be “qualified” under Section 401(a) of the Code, and the most recently filed Internal Revenue Service Form 5500-series for each such plan required to file such form.
          (b) There has been no amendment to, written interpretation or announcement (whether or not written) by the Company relating to, or change in employee participation or coverage under any Employee Benefit Plan that would increase materially the expense of maintaining such Plan above the level or expense incurred in respect of such Plan for the most recent plan year. The execution of this Agreement and the consummation of the transactions contemplated hereby do not and will not constitute an event under any Employee Benefit Plan, which either alone or upon the occurrence of a subsequent event) will or may result in any payment, acceleration, vesting or increase in benefits to any employee, former employee or director of the Company.
     4.18 Permits. The Company holds all Permits needed to lawfully conduct its business as presently conducted, except for any Permits the absence of which would not be expected to be material. Schedule 4.18 contains a true and complete list of all such Permits. All such Permits are in full force and effect and no Action or claim is pending nor, to the Knowledge of the Company, is threatened to revoke or terminate any such Permit or declare any Permit invalid in any material respect. The Company has taken all necessary action to maintain such Permits.
     4.19 Accounts Receivable; Inventory.
          (a) All notes and accounts receivable of the Company are (a) valid, bona fide claims against debtors for sales and deliveries of goods, performance of services and other transactions in the Ordinary Course of Business, and (b) to the Knowledge of the Company, are not subject to any defenses, set-offs or counterclaims, in excess of the reserve for accounts receivable set forth on the Balance Sheet. The Company has fully performed all obligations with respect all accounts receivable of the Company which it was obligated to perform to the date hereof.
          (b) The Company’s inventory, taken as a whole, is in all material respects of a quality and quantity usable and salable in the normal course of the business of the Company. The values at which the inventory is carried on the Financial Statements reflect the historical inventory valuation policy of the Company. Except as set forth on Schedule 4.19 and Inventory in transit in the Ordinary Course of Business, all Inventory is located at the Company’s facilities. Except as set forth on Schedule 4.19, the Company is under no liability or obligation with respect to the return of any Inventory in the possession of distributors, wholesalers, or other customers.
     4.20 Taxes. The Company has filed or caused to be filed, within the times and in the manner prescribed by Applicable Tax Law, all Tax Returns which are required to be filed by, or with respect to, the Company. Such Tax Returns reflect accurately all liability for Taxes of the Company for the periods covered thereby, other than liabilities which are not, individually or in the aggregate, material. All Taxes payable by, or due from, the Company have been fully paid or adequately disclosed and fully provided for in the books and financial statements of the Company, other than Taxes which are not, individually or in the aggregate, material. No examination of any such Tax Return of the Company is currently in progress. No material adjustment relating to any Tax Return of the Company has been proposed in writing by any Tax Authority (insofar such adjustment relates to the activities or income of the Company). There are no outstanding agreements or waivers extending the statutory period of limitation applicable to any such Tax Return of the Company. The Company has not received approval to make or agreed to a change in any accounting method or has any written application pending with any Tax authority requesting permission for any such change. The Company is not bound by any contractual obligation requiring the indemnification or reimbursement of any Person with respect to the payment of any Tax, other than Taxes which are not, individually or in the aggregate, material. No claim has ever been made in writing by any Tax authority in a jurisdiction where the Company does not file Tax Returns that it is or may be subject to Taxes by that jurisdiction. No issues have been raised by the relevant Tax authorities on audit that are of recurring nature and that would, individually or in the aggregate, have a material effect upon the Taxes of the Company. No Action is pending by any Tax authority for any audit, examination, deficiency, assessment or collection from the Company of any Taxes, other than Taxes which are not, individually or in the aggregate, material; no unresolved claim for any deficiency, assessment or collection of any Taxes has been asserted against the Company. To the Company’s Knowledge (with the extent of such Knowledge being measured only as of the date of this Agreement and not as of any future date), the Company does not have an existing limitation on its current accumulated federal net operating loss pursuant to Section 382 of the Code. There is no Contract covering any individual or entity treated as an individual included in the business or assets of the Company that could give rise to the payment by the Company or Parent or its Affiliates, of an amount that would not be deductible by reason of Sections 280G or 409A of the Code. There are no Encumbrances for Taxes (other than for current Taxes not yet due and payable) upon the assets of the Company. The Company has delivered or made available to Parent complete and correct copies of all material federal, state, local and foreign income or franchise Tax Returns filed by the Company for the three most recent taxable years for which such Tax Returns have been filed immediately preceding the date of this Agreement. All formal or informal Tax sharing, Tax allocation and Tax indemnity arrangements, if any, will terminate prior to Closing and the Company will not have any liability or benefit thereunder on or after Closing. The Company has never been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. The Company shall promptly notify Parent of any material proceeding involving Taxes relating to the Company between the date of this Agreement and the Closing Date. No powers of attorney or other authorizations are in effect that grant to any person the authority to represent the Company in connection with any Tax matter or proceeding, and any such powers of attorney or other authorizations shall be revoked as of the Closing Date. The Company is not a party to or bound by any closing agreement or offer in compromise with any Tax Authority. The Company has not, since March 31, 2006, entered into any transaction that constitutes a reportable transaction within the meaning of Section 6707A(c) of the Code.
     4.21 Properties. Schedule 4.21 hereto sets forth a complete and accurate list of the Company’s real property leases. Each such lease is valid and enforceable by Seller. All rents and other payments due to date under each such lease have been paid in full, and there is no existing default, violation or breach by Seller, except in each case where such default, violation or breach would not reasonably be expected to be material. The Company has no material liabilities under environmental laws or regulations related to its use or occupancy of its facilities or from disposal of waste.
     4.22 Insurance. Schedule 4.22 sets forth a list and the material terms of all material insurance policies, letters of credit and surety bonds covering or relating to the Company and its assets. The Company has provided or made available to Parent a copy of each such policy, letter of credit or bond, each of which is in full force and effect. The Company has not (a) agreed to modify or cancel any such policy, letter of credit or bond, (b) received notice (whether oral or written) of actual or threatened modification or termination of any such policy or bond, (c) failed to pay any premiums with respect to such insurance policies on a timely basis, (d) received any notice of cancellation or termination with respect to any such policy, (d) failed to give any notice or present any claim thereunder in due and timely fashion. There are no pending claims against such insurance by the Company as to which the insurers have denied coverage or otherwise reserved rights. The Company has not been refused any insurance, nor has its coverage been limited, by any insurance carrier to which it has applied for any such insurance with which it has carried insurance since April 1, 2006. Schedule 4.22 lists all material claims of the Company which are currently pending or which have been made with an insurance carrier, and all losses incurred with respect to self-insured risks, since April 1, 2006.
     4.23 Affiliate Transactions. Except as set forth on Schedule 4.23, since the date of the Company’s last proxy statement filed with the SEC, no event has occurred that would be required to be reported by the Company under the Sarbanes-Oxley Act or pursuant to Item 404 of Regulation S-K promulgated by the SEC.
     4.24 Requisite Stockholder Vote. The only vote of the Company Stockholders required to adopt this Agreement and approve the Merger is the affirmative vote of two-thirds of the Company Common Stock outstanding on the record date fixed for, and entitled to vote at, the Merger Special Meeting (the “Requisite Stockholder Vote”), pursuant to Section 13.1-718 of the VSCA.
     4.25 Opinion. The Company has received the written opinion of The Woodward Group dated the date of this Agreement, to the effect that, as of such date, the Per Share Merger Consideration to be received by the holders of the Company Common Stock pursuant to the Agreement is fair to such holders from a financial point of view. A true and correct copy of such written opinion has been delivered to Parent.
     4.26 Brokers. The Company has not paid or become obligated to pay any fee or commission to any broker, finder, financial advisor or investment banker in connection with the transactions contemplated by this Agreement, except as set forth in Schedule 4.26, which fees have been paid in full by the Company and no further amounts are due arising out of the transactions contemplated hereby.
     4.27 Disclosure Generally. The representations and warranties in this Article 4 and the disclosures of the Company contained in the disclosure schedules attached hereto (the “Company Disclosure Schedules”) do not contain any untrue statement of material fact or omit to state any material fact necessary, in light of the circumstances under which it was made, in order to make any such representations, warranties or disclosures not misleading.
     4.28 Inapplicability of Anti-takeover Statutes. As of the date hereof and at all times on or prior to the Effective Time, the Company Board has and will take all actions necessary so that the restrictions applicable to business combinations contained in the VSCA are, and will be, inapplicable to the execution, delivery and performance of this Agreement and the Voting Agreement and to the consummation of the Merger and the transactions contemplated thereby. No other state takeover statute or similar Legal Requirement applies or purports to apply to the Agreement, the Voting Agreement, the Merger or any of the transactions contemplated thereby.
ARTICLE 5.
COVENANTS
     The Parties covenant and agree as follows:
     5.1 Notices and Consents. Each Party will give any notices to, make any filings with, and use its commercially reasonable efforts to obtain any consents of Governmental Authorities and other Persons, if any, required in connection with the transactions contemplated herein including in connection with the matters referred to in Sections 3.3 and 4.3, respectively, and to use such Party’s commercially reasonable efforts to agree jointly on a method to overcome any objections by any Governmental Entity to the transactions contemplated herein. The parties shall cooperate with each other in connection with the making of all such filings or responses, including providing copies of all such documents to the other Party and its advisors prior to filing or responding. Nothing in this Section 5.1 will require that Parent or its Affiliates divest, sell, or hold separately any of its assets or properties, nor will this Section 5.1 require that Parent, its Affiliates, or the Company take any actions that could affect the normal and regular operations of Parent, its Affiliates, or the Surviving Company after the Closing Each of the Parent, on the one hand and the Company, on the other hand, shall give prompt notice to the other of (i) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the Merger; (ii) any notice or other communication from any Governmental Authority in connection with the Merger or any Party’s filings under the Exchange Act; and (iii) any actions, suits, claims, investigations or proceedings commenced or, to its Knowledge, threatened against, relating to or involving or otherwise affecting the Parent or the Company that relate to the consummation of the Merger. Each of the Parent and the Company will use commercially reasonable efforts to promptly notify the other if, in the course of such Party’s investigations with respect to the other, such Party obtains Knowledge that any representation or warranty of the other is, or is reasonably expected to be, untrue or inaccurate so as to have a Material Adverse Effect.
     5.2 Operation of Business. Except as specifically contemplated by this Agreement, from the date hereof through the Closing Date, the Company shall conduct its business in the Ordinary Course of Business, and will use all commercially reasonable efforts to preserve intact in all material respects its advantageous business relationships, to keep available the services of its employees and to maintain satisfactory material relationships with its customers and other Persons having a business relationship with it. Without limiting the generality of the foregoing, the Company shall not, without the prior written consent of Parent, which shall not be unreasonably withheld, take or undertake or incur or permit to exist any of the acts, transactions, events or occurrences specified in Section 4.8 including, without limitation (a) compromising or settling any material litigation, (b) accelerating collection of account receivables other than in the Ordinary Course of Business, (c) delaying or failing to pay accounts payable other than in the Ordinary Course of Business or any account payable contested in good faith, (d) making any material election relating solely to the Company with respect to Taxes of the Company after the date hereof, and (e) entering into any material Affiliate Transactions other than on an arm’s-length basis, except to the extent that any Contract may expire by its own terms, in which case the Company shall promptly notify Parent of the same, and the Company shall, promptly upon Parent’s request, use its commercially reasonable efforts to renew or extend such Contract. The Company shall (i) keep intact all existing insurance arrangements or comparable replacement or renewal policies and Employee Benefit Plans existing as of the date hereof until the Closing, (ii) continue to take commercially reasonable action that may be necessary or advisable to protect and preserve the Company Intellectual Property and (iii) use commercially reasonable efforts to cause any material Contract that is expiring to be renewed.
     5.3 Access to Information. Upon reasonable prior notice, the Company shall afford full access to the officers, employees, accountants, counsel and other representatives of Parent (including financing sources and their employees, accountants, counsel and other representatives), during normal business hours during the period prior to the Effective Time, to all its officers, employees, properties, books, Contracts, and records, in order that Parent and its representatives may have the opportunity to make such investigations as they shall desire of the affairs of the Company; provided, however, that any such access shall be coordinated through senior management of the Company (and Company counsel) and the Company shall have the right to approve in advance the script, if any, to be used in connection with such access, such approval not to be unreasonably withheld. No such investigation performed or information received by Parent or its representatives shall affect in any way the liability of the Company with respect to any representations, warranties or covenants contained herein. Without limiting the generality of the foregoing, (i) the Company or Parent, as the case may be, shall, as promptly as practicable, inform the other Party in writing of any change or event which renders any representation or warranty in or any Schedule to this Agreement inaccurate or incomplete in any material respect and (ii) the Company shall, as promptly as practicable, inform Parent in writing of any changes or proposed changes in accruals, assets or liabilities related to Taxes, it being understood that no such disclosure after the date hereof shall in any way limit either Party’s liability for any breach of any representation or warranty set forth in this Agreement. Any disclosure of confidential information by the Company shall be subject to the terms of the confidentiality agreement dated September 11, 2009, among Parent’s Affiliate, and the Company (the “Confidentiality Agreement”).
     5.4 Acquisition Proposal.
          (a) The Company shall not, nor shall it authorize or permit any officer, director or employee of, or any investment banker, attorney, accountant or other advisor or representative of, the Company (collectively, the “Representatives”) to, and it shall use commercially reasonable efforts not to permit any employee of the Company to, directly or indirectly, (a) solicit, initiate or encourage the submission of any Acquisition Proposal or (b)

participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or agree to or endorse, or take any other action to facilitate any Acquisition Proposal or any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal. Immediately after the execution and delivery of this Agreement, the Company will cease and terminate any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any possible Acquisition Proposal provided, that notwithstanding anything to the contrary contained in this Agreement, nothing contained in this Section 5.4 or any other provision hereof shall prohibit the Company or the Company Board from taking and disclosing to the Company Stockholders a position with respect to a tender or exchange offer by a third party pursuant to Rules 14d-9 and 14e-2 promulgated under the Exchange Act. Notwithstanding the foregoing, the Company may furnish information concerning its businesses, properties or assets to any Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) and may negotiate and participate in discussions and negotiations with such Person or group concerning a Superior Proposal (as defined below), provided (i) that such Person or group shall have entered into a confidentiality agreement (which shall be no less restrictive than the confidentiality agreement executed by Parent in connection with this Agreement and the transactions contemplated hereby) and (ii) that:
                              (1) such Person or group has submitted an Acquisition Proposal that the Company Board has determined in good faith is or would reasonably be expected to result in a Superior Proposal;
                              (2) in the good faith opinion of the Company Board, after consulting with independent legal counsel to the Company, such action is required to discharge the Company Board’s fiduciary duties to the Company Stockholders under applicable Law; and
                              (3) the Company has notified Parent in writing of its intention to engage in such discussions or negotiations or to provide such confidential information not less than 24 hours prior to so doing.
                    Except after receipt by the Company of a Superior Proposal, the Company Board shall not (a) withdraw or modify the Company Board Recommendation, or (b) propose to approve or recommend, any Acquisition Proposal, or (c) enter into any agreement with respect to any Acquisition Proposal, or (d) terminate any Merger Solicitation Efforts, or (e) postpone, adjourn or cancel the Merger Special Meeting. Notwithstanding anything to the contrary in this Agreement, the Company shall as promptly as practicable (and in no event later than 24 hours after the receipt of an Acquisition Proposal) advise Parent orally and in writing of the receipt by it after the date hereof of any Acquisition Proposal, the material terms and conditions of such Acquisition Proposal or inquiry and the identity of the Person making any such Acquisition Proposal or inquiry and shall furnish Parent with any nonpublic information to be furnished to such Person making an Acquisition Proposal or inquiry concurrent with furnishing such Person with such nonpublic information (to the extent such nonpublic information has not been previously furnished by the Company to Parent). The Company will keep Parent fully informed of the status and details of any such Acquisition Proposal and any modification or proposed modification thereto.

          (b) The term “Acquisition Proposal” as used herein means any offer, proposal or other indication of interest for a merger, consolidation, tender offer, exchange offer, acquisition or similar transaction or any other business combination involving the Company, any proposal, offer or other indication of interest to acquire in any manner a substantially equity interest in, or a substantial portion of the business assets of the Company, any proposal, offer or other indication of interest with respect to any recapitalization or restructuring of the Company, or any proposal, offer or other indication of interest with respect to any other transaction similar to any of the foregoing with respect to the Company, other than the transactions contemplated by this Agreement so long as such offer, proposal or indication of interest is provided to the Company during the term of this Agreement. The term “Superior Proposal” as used in this Section 5.4 means any Acquisition Proposal not solicited after the date of this Agreement on terms which the Company Board determines in good faith, taking into consideration such matters that it deems relevant to be more favorable to the Company Stockholders than the Merger (based on advice of the Company’s financial advisor that the value of the consideration provided for in such proposal is superior to the value of the Merger Consideration), for which financing (which shall be no less certain than the financing secured or expected to be secured by Parent), to the extent required, is (based upon the advice of the Company’s financial advisor) capable of being obtained in a reasonable time period.
     5.5 Preparation of Proxy Statement; Stockholders Meeting. Promptly following the date of this Agreement, and no less than fourteen (14) days thereafter, the Company shall prepare and file with the SEC the proxy statement to be sent to the Company Stockholders in connection with the Merger Special Meeting (the “Proxy Statement”). The Company shall ensure that, at the time the Proxy Statement is filed with the SEC or mailed to the Company Stockholders or at the time of the Merger Special Meeting, or at the time of any amendment or supplement thereof, the information (except for information furnished to the Company by or on behalf of Parent) contained in the Proxy Statement shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Parent shall ensure that, at the time the Proxy Statement is filed with the SEC or mailed to the Company Stockholders or at the time of the Merger Special Meeting, or at the time of any amendment or supplement thereof, the information contained in the Proxy Statement and furnished to the Company by or on behalf of the Parent (as indicated to the Company in writing) shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Company shall advise Parent, promptly after it receives notice thereof, of any request by the SEC for the amendment of the Proxy Statement or comments thereon or responses thereto or requests by the SEC for additional information. No filing of, or amendment or supplement to, or correspondence to the SEC or its staff with respect to the Proxy Statement shall be made by the Company without providing Parent a reasonable opportunity to review and comment on the parts thereof relating to the transactions contemplated hereby. The Company shall cause the Proxy Statement to be mailed to the Company Stockholders as soon as practicable subsequent to its filing with the SEC. If at any time prior to the Merger Special Meeting any information relating to the Company or Parent, or any of their respective Affiliates, officers or directors should be discovered by the Company or Parent which should be set forth in an amendment or supplement to the Proxy Statement, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party which discovers such information shall promptly notify the other Party hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the Company Stockholders.
     5.6 Covenants to Satisfy Conditions. Each of the Company and Parent will use its commercially reasonable efforts to ensure, and to cause its respective Affiliates to ensure, that the conditions set forth in Article 6 are satisfied, insofar as such matters are within the control of such Party. Parent and the Company further covenant and agree, with respect to any pending or threatened Action, preliminary or permanent injunction or other Order, that would adversely affect the ability of the Parties to consummate the transactions contemplated herein, to use their respective commercially reasonable efforts to prevent or lift the entry, enactment or promulgation thereof, as the case may be.
     5.7 Publicity. Except to the extent otherwise required by Law, none of the parties shall issue or authorize to be issued any press release or similar announcement concerning this Agreement or any of the transactions contemplated hereby without the prior written approval of the other, which approval shall not be unreasonably withheld.
     5.8 Merger Sub. Parent shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and subject to the conditions set forth in this Agreement.
     5.9 Officers and Directors. Parent agrees that all rights to indemnification existing on the date hereof in favor of the present or former officers and directors of the Company (the “Indemnified Persons”) with respect to actions taken in their capacities as directors or officers of the Company on or prior to the Effective Time as provided in the Organizational Documents of such Person (as in effect on the date hereof) and as provided in any Contract listed on Schedule 5.9 shall survive the Merger and continue in full force and effect following the Effective Time for a period equal to the statute of limitations for any such claims against such officers and directors, and the obligations related thereto will be assumed by Parent for such period. Prior to the Closing, the Company shall purchase a “tail” or similar insurance policy providing the Company’s present and former officers and directors liability insurance (“D&O Insurance”) for a period following the Effective Time of no less than three years, and shall accrue the premiums for such insurance policy as a Company Expense. In the event Parent or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or Surviving Company of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary to effectuate the purposes of this Section 5.9, proper provision shall be made so that the successors and assigns of Parent assume the obligations set forth in this Section 5.9, and none of the actions described in clause “(i)” or clause “(ii)” shall be taken until such provision is made. Notwithstanding any other provision in this Agreement to the contrary, the provisions of this Section 5.9 may not be amended or modified without the approval of each of the Indemnified Persons.

     5.10 Section 16 Matters. The Company Board shall adopt a resolution in advance of the Effective Time providing that the disposition by the officers and directors of the Company of Company Common Stock, Options, or other equity securities of the Company pursuant to the Merger or the other transactions contemplated by this Agreement is intended to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act.
     5.11 Net Asset Statements. As soon as practicable following each Measurement Date, the Company shall deliver to Parent a statement of Net Assets as of the Measurement Date, together with detailed work papers which support the calculation of Net Assets. In addition, no later than five business days prior to the date scheduled for the Merger Special Meeting, the Company shall deliver to Parent its good faith estimate of Net Assets as of the Effective Time, which estimate shall be in form and substance reasonably acceptable to Parent, together with detailed work papers which support the calculation of estimated Net Assets. With each delivery under this Section 5.11, an estimate of Company Expenses shall also be provided, and the final estimate provided before the Effective Time shall include as support evidence reasonably acceptable to the Parent to the effect that the amounts shown thereon to be due and payable will satisfy the Company’s or the Surviving Company’s entire obligation to each payee shown on the schedule as being entitled to receive $5,000 or more. The Company shall make available its executive officers and finance staff to confer with representatives of Parent regarding the statements and estimates provided, and the Company will at the request of Parent and in good faith modify any statement or estimate that appears to be incorrect prior to the vote at the Merger Special Meeting.
ARTICLE 6.
CLOSING CONDITIONS
     6.1 Conditions to Obligations of all Parties to Effect the Closing.
          The obligations of the Parties to effect the Closing shall be subject to the satisfaction or waiver, in whole or in part, at or prior to the Closing, of each of the following conditions unless waived in writing by Parent and the Company:
          (a) No Injunction. No Law or Order shall have been enacted, entered, issued or promulgated by any Governmental Entity (and be in effect) which declares this Agreement invalid or unenforceable in any material respect or which prohibits consummation of the Merger or the transactions contemplated herein, and all Consents and Orders of any Governmental Entity required for the consummation of the Merger and the transactions contemplated hereby shall have been obtained and shall be in effect at the Effective Time.
          (b) Stockholder Vote. The Requisite Stockholder Vote shall have been received.
     6.2 Conditions to Obligations of Parent and Merger Sub to Effect the Closing.
          The obligations of the Parent and Merger Sub to effect the Closing shall be subject to the satisfaction or waiver, in whole or in part, at or prior to the Closing, of each of the following conditions unless waived in writing by Parent:

          (a) Representations and Warranties are True. The representations and warranties of the Company set forth in Article 4 shall be accurate as of the Closing Date as if made on and as of the Closing Date (except as to any such representation and warranty which speaks as of a specific date, which must be accurate as of such date), except that for purposes of this Section 6.2(a) all inaccuracies in such representations and warranties shall be disregarded if such inaccuracies (considered collectively) would not constitute, individually or in the aggregate, a Material Adverse Effect.
          (b) Covenants. Each material covenant, agreement and condition contained in this Agreement to be performed by the Company on or prior to the Closing shall have been performed or complied with in all material respects.
          (c) Demands for Appraisal. The shares of Company Stock with respect to which a demand for appraisal pursuant to Section 13-1.730 et seq of the VSCA has been properly made and not withdrawn shall not be greater than 5% of the issued and outstanding Company Common Stock entitled to vote at the Merger Special Meeting for the purposes of the calculation of such 5% limitation.
          (d) Voting Agreement. The Voting Agreements shall not have been amended, modified or terminated.
          (e) Exchange of Notes. The holders of the Company’s $1,000,000 subordinated notes shall have exchanged such notes for $1,000,000 in notes of the Surviving Company pursuant to an Agreement among Parent, Merger Sub and such holders dated as of the date hereof.
          (f) Litigation. Except as disclosed on Schedule 4.11, there shall not be pending or threatened any Action that could reasonably be expected to have a Material Adverse Effect, or that could be reasonably expected to materially and adversely affect the Surviving Company’s cash balance or net working capital due to the costs involved in defense or prosecution thereof, not otherwise covered by insurance, following the Closing.
          (g) No Material Adverse Effect. There shall not have occurred and be continuing any event or occurrence, nor any fact or circumstance discovered, that would reasonably be expected to have a Material Adverse Effect.
          (h) Closing Certificate. Prior to the Effective Time, Parent shall have received a certificate, dated as of the Closing Date, signed by the Chief Executive Officer and Chief Financial Officer of the Company, certifying that the conditions specified in Section 6.2 have been fulfilled.
     6.3 Conditions to Company’s Obligations to Effect the Closing.
          The obligations of the Company to effect the Closing shall be subject to the satisfaction or waiver, in whole or in part, at or prior to the Closing, of each of the following conditions unless waived in writing by the Company:

          (a) Representations and Warranties are True. The representations and warranties of Parent and Merger Sub set forth in Article 3 shall be true and correct as if such representations and warranties were made as of the Closing (except as to any such representation and warranty which speaks as of a specific date, which must be true or correct as of such date).
          (b) Covenants. Each material covenant, agreement and condition contained in this Agreement to be performed by Parent or Merger Sub on or prior to the Closing shall have been performed or complied with in all material respects.
          (c) Closing Certificate. Prior to the Effective Time, the Company shall have received a certificate, dated as of the Closing Date, signed by a manager or executive officer of each of Parent and Merger Sub, certifying that the conditions specified in Section 6.3 have been fulfilled.
ARTICLE 7.
TERMINATION
     7.1 Termination of Agreement.
          Anything herein or elsewhere to the contrary notwithstanding, this Agreement may be terminated and the transactions contemplated herein abandoned at any time prior to the Effective Time, whether before or after stockholder approval of the Merger:
          (a) By mutual written consent of the Parties;
          (b) By either of the Company or Parent if: (i) any Governmental Entity shall have issued an Order, or taken any, Action which permanently restrains, enjoins or otherwise prohibits the payment for shares pursuant to the Merger and such Order or Action shall have become final and non-appealable; provided, however, that the Party seeking to terminate this Agreement shall have used its commercially reasonable efforts to remove or lift such Order or Action; (ii) the Merger has not been consummated on or before 180 days following the date of execution of this Agreement (the “Termination Date”); or (iii) the Merger Special Meeting shall have been held, the polls shall have closed at the Merger Special Meeting (or any adjustment or postponement thereof) and the Company Stockholders shall have failed, by the Requisite Stockholder Vote, to adopt this Agreement and approve the Merger; provided, however, that the right to terminate this Agreement under Section 7.1(b)(ii) or (iii) shall not be available to any Party whose failure to fulfill any obligation under this Agreement has been the principal cause of or resulted in the event or state of affairs that would otherwise have entitled it to terminate this Agreement thereunder and such action or failure to act constitutes a material breach of this Agreement;
          (c) By the Company, in connection with entering into an agreement as permitted by Section 5.4 with respect to a Superior Proposal or if the Company Board shall have recommended to the Company Stockholders any Superior Proposal or, in either case, resolved by valid action to do so, provided, that the Company shall not be permitted to exercise the termination right contained in this Section 7.1(c) unless: (i) such Superior Proposal shall not have resulted from any breach of any of the provisions of Section 5.4 in any material respect or from any action taken by the Company or any of its representatives with the intent of circumventing any of the provisions set forth in Section 5.4, (ii) the Company Board, after satisfying all of the requirements set forth in Section 5.4(a) and otherwise causing the Company to comply in all material respects with the provisions of this Agreement, shall have authorized the Company to enter into a binding, written, definitive acquisition agreement providing for the consummation of the transaction contemplated by such Superior Proposal (the “Specified Definitive Acquisition Agreement”), (iii) the Company shall have delivered to Parent a written notice (that includes a copy of the Specified Definitive Acquisition Agreement as an attachment) containing the Company’s representation and warranty that the Specified Definitive Acquisition Agreement has been duly executed and delivered to the Company by the other party thereto, that the Company Board has authorized the execution and delivery of the Specified Definitive Acquisition Agreement on behalf of the Company and that the Company will enter into the Specified Definitive Acquisition Agreement immediately upon termination of this Agreement pursuant to this Section 7.1(c), (iv) a period of at least five (5) business days shall have elapsed since the receipt by Parent of such notice, and the Company shall have made its representatives fully available during such period for the purpose of engaging in negotiations with Parent regarding a possible amendment of this Agreement or a possible alternative transaction, (v) any written proposal by Parent to amend this Agreement or enter into an alternative transaction shall have been considered by the Company Board in good faith, and the Company Board shall have determined in good faith (after having taken into account the advice of the Company’s outside legal counsel and the advice of an independent financial advisor of nationally recognized reputation) that the terms of the proposed amendment to this Agreement (or other alternative transaction) are not as favorable to the Company’s stockholders, from a financial point of view, as the terms of the transaction contemplated by the Specified Definitive Acquisition Agreement, and (vi) the Company shall have paid to Parent the Termination Fee and Expense Reimbursement, required to be paid to Parent pursuant to Section 7.3(c);
          (d) By the Company, if any of Parent’s or Merger Sub’s representations and warranties shall fail to be true and correct, which failure shall have given rise to the failure of the condition set forth in Section 6.3(a) to be satisfied or Parent shall have failed to perform its covenants or other agreements contained in this Agreement which failure to perform would give rise to the failure of the condition set forth in Section 6.3(b) to be satisfied, which in each case, such failure is not cured in all material respects within ten (10) business days following receipt of written notice from the Company of such breach;
          (e) By Parent, if the Company Board (A) withdraws, modifies or changes its recommendation of this Agreement or the Merger in a manner materially adverse to Parent or shall have resolved pursuant to valid Company Board action to do any of the foregoing, (B) shall have approved or recommended to the Company Stockholders any Acquisition Proposal other than the Merger, (C) shall have approved or recommended a Superior Proposal, or (D) resolved to do any of the foregoing;
          (f) By Parent, if the Company shall have entered into, or publicly announced its intention to enter into a definitive agreement or an agreement in principle with respect to a Superior Proposal;

          (g) By Parent, if this Agreement shall not have been approved and adopted by the Company Stockholders at least three business days’ prior to the Termination Date.
          (h) By Parent, if any of the Company’s representations and warranties shall fail to be true and correct, which failure shall have given rise to the failure of the condition set forth in Section 6.2(a) to be satisfied or the Company shall have failed to perform its covenants or other agreements contained in this Agreement which failure to perform would give rise to the failure of the condition set forth in Section 6.2(b) to be satisfied, which in each case, breach or failure to perform is not cured in all material respects within ten (10) business days following receipt of written notice from Parent of such breach.
     7.2 Manner and Effect of Termination. Termination shall be effected by the giving of written notice to that effect by the Party seeking termination. If this Agreement is validly terminated and the transactions contemplated hereby are not consummated, this Agreement shall become null and void and of no further force and effect and no party shall be obligated to the others hereunder; provided, however, that termination shall not affect: (i) the rights and remedies available to a party as a result of the willful breach by the other party or parties hereunder, (ii) the obligations of the Company pursuant to Section 7.3 below or (iii) obligations under Sections 5.3 (with respect to confidentiality).
     7.3 Certain Payments Upon Termination.
          (a) In the event that this Agreement is terminated pursuant to Section 7.1(d), Parent shall promptly, but in no event later than ten (10) business days after the date of such termination, pay to the Company in immediately available funds reimbursement for all actual, reasonable fees and expenses of the Company (including, without limitation, expenses payable to all banks, investment banks and other financial institutions (which shall include, without limitation, fees and expenses of such banks’, firms’ and institutions’ legal counsel), and all actual, reasonable fees and expenses of counsel, accountants, financial printers, experts and consultants to the Company and its Affiliates), whether incurred prior to, on or after the date hereof, in connection with the transactions contemplated hereby including finance related expenses, up to a maximum aggregate amount of $120,000.
          (b) If:
               (i) prior to the effective date of Termination an Acquisition Proposal shall have been disclosed, announced, commenced, submitted, or made, and
               (ii) the grounds of termination of this Agreement are any of Sections 7.1(b)(ii) (by either Company or Parent after the passage of time), 7.1(b)(iii) (by either Company or Parent following a negative shareholder vote), 7.1(f) (by Parent if the Company plans to accept the Acquisition Proposal), 7.1(g) (by Parent if the Company fails to timely hold a shareholder meeting) or 7.1(h) (by Parent due to breach of representation);
          (c) then
               (i) at or prior to the time of the termination of this Agreement, the Company shall (i) promptly, but in no event later than ten (10) business days after the date of such termination, pay to Parent in immediately available funds reimbursement for all actual, reasonable fees and expenses of the Parent (including, without limitation, expenses payable to all banks, investment banks, Affiliated financial advisors and other financial institutions (which shall include, without limitation, fees and expenses of such banks’, firms’ and institutions’ legal counsel), and all actual, reasonable fees and expenses of counsel, accountants, financial printers, experts and consultants to the Parent and its Affiliates), whether incurred prior to, on or after the date hereof, in connection with the transactions contemplated hereby including finance related expenses, up to a maximum aggregate amount of $200,000 (the “Expense Reimbursement”) and (ii) provided within one year from the date of termination of this Agreement the Company either consummates an Acquisition Proposal or enters into a definitive agreement with respect to an Acquisition Proposal, promptly pay to Parent a fee equal to $240,000 (the “Termination Fee”).
          (d) If this Agreement is terminated pursuant to Sections 7.1(b)(iii) (negative shareholder vote), 7.1(g) (shareholder meeting not timely held), or 7.1(h) (breach of Company representation) but an Acquisition Proposal has not been disclosed, announced, commenced, submitted, or made, then the Company shall promptly pay to Parent the Expense Reimbursement, but shall not be obligated for a Termination Fee under any circumstances.
          (e) In the event that this Agreement is terminated pursuant to Sections 7.1(c) (to accept an Acquisition Proposal) or 7.1(e) (withdrawal of Board recommendation), the Company shall promptly, but in no event later than ten (10) business days after the date of such termination, pay to Parent in immediately available funds an amount equal to the Expense Reimbursement, plus the Termination Fee.
ARTICLE 8.
MISCELLANEOUS
     8.1 Entire Agreement. This Agreement, together with the schedules hereto and the certificates, documents, instruments and writings that are delivered pursuant hereto, constitute the entire agreement and understanding of the Parties in respect of its subject matters and supersede all prior understandings, agreements, or representations by or among the Parties, written or oral, to the extent they relate in any way to the subject matter hereof or the transactions contemplated herein other than the Confidentiality Agreement.
     8.2 Successors. All of the terms, agreements, covenants, representations, warranties, and conditions of this Agreement are binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns.
     8.3 Assignments. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Party. Notwithstanding the foregoing, Parent may, without the consent of the Company or the Company Stockholders, assign all of its rights under this Agreement in connection with the assignment of a security interest to any lender of Parent, Merger Sub or the Surviving Company, or to any Affiliate of Parent, provided that Parent remains liable for all of its obligations hereunder.

     8.4 Notices. All notices, requests, demands, claims and other communications hereunder will be in writing. Any Party may send any notice, request, demand, claim, or other communication hereunder to the intended recipient and such notice, request, demand, claim or other communication will be deemed given if delivered to the address set forth below using personal delivery, commercial courier, messenger service, telecopy (receipt confirmed), registered or certified mail (postage pre-paid, return receipt requested), but no such notice, request, demand, claim, or other communication will be deemed to have been duly given unless and until it actually is received by the intended recipient.

If to Parent, Merger Sub and after Closing to the Surviving Company	c/o Global Equity Capital, LLC 6260 Lookout Road
Boulder, CO 80301
Attn: Chief Financial Officer
Fax: (303) 531-1001

If to Company before Closing:	Halifax Corporation of Virginia
5250 Cherokee Avenue,
Alexandria, VA 22312
Attn: President and CEO
Fax:

Copy (which will not constitute notice) to:	DurretteBrawshaw PLC
600 East Main Street, 20th Floor
Richmond VA 23219
Attention: William J. Seidel
Fax: 804-775-6911
     Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.
     8.5 Specific Performance. Each Party acknowledges and agrees that the other Parties would be damaged irreparably if any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached. Accordingly, prior to the Closing, each Party agrees that the other Parties will be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and its terms and provisions in any Action instituted in any court of the United States or any state thereof having jurisdiction over the Parties and the matter, subject to Section 8.8, in addition to any other remedy to which they may be entitled, at Law or in equity.
     8.6 Counterparts. This Agreement may be executed in two or more counterparts and by facsimile, each of which will be deemed an original and all of which together will constitute one and the same instrument.

     8.7 Headings. The article and section headings contained in this Agreement are inserted for convenience only and will not affect in any way the meaning or interpretation of this Agreement.
     8.8 Governing Law. This Agreement and the performance of the transactions contemplated herein and obligations of the Parties hereunder will be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to any choice of Law principles.
     8.9 Amendments and Waivers. No amendment, modification, replacement, termination or cancellation of any provision of this Agreement will be valid, unless the same will be in writing and signed by Parent and the Company. No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, may be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising because of any prior or subsequent such occurrence.
     8.10 Severability. The provisions of this Agreement will be deemed severable and the invalidity or unenforceability of any provision will not affect the validity or enforceability of the other provisions hereof. The Parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provisions.
     8.11 Expenses. Except as otherwise expressly provided in this Agreement, each Party will bear its own costs and expenses incurred in connection with the preparation, execution and performance of this Agreement and the transactions contemplated herein including all fees and expenses of agents, representatives, financial advisors, legal counsel and accountants, provided, that if and only if the Closing occurs and the Merger becomes effective, the Company shall reimburse in cash at Closing the out of pocket expenses incurred by Parent or Merger Sub in connection with the transactions contemplated hereby.
     8.12 Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties and no presumption or burden of proof will arise favoring or disfavoring any Party because of the authorship of any provision of this Agreement. The word “including” means “including without limitation.” Pronouns in masculine, feminine, and neuter genders will be construed to include any other gender, and words in the singular form shall be construed to include the plural and vice versa, unless the context otherwise requires. The words “this Agreement,” “herein,” “hereof,” “hereby,” “hereunder,” and words of similar import refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited.
     The Parties intend that each representation, warranty, and covenant contained herein will have independent significance. If any Party has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) which the Party has not breached will not detract from or mitigate the fact that the party is in breach of the first representation, warranty, or covenant.
     8.13 Submission to Jurisdiction. The Parties hereto hereby (a) submit to the nonexclusive jurisdiction of any state or federal court sitting in the State of Delaware for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto, and (b) irrevocably waive, and agree not to assert by way of motion, defense or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the action is improper or that this Agreement or the transactions contemplated hereby may not be enforced in or by any of the above-named courts.
     8.14 Third Party Beneficiaries. The terms and provisions of this Agreement are intended solely for the benefit of each Party hereto and their respective successors or permitted assigns, and it is not the intention of the parties to confer third-party beneficiary rights, and this Agreement does not confer any such rights upon any other Person except for Indemnified Persons pursuant to Section 5.9 hereof.
     8.15 Attorney’s Fees. If any claim or Action is commenced by either Party concerning this Agreement, the prevailing Party shall recover from the losing Party reasonable attorneys’ fees and costs and expenses, including those of appeal and not limited to taxable costs, incurred by the prevailing Party, in addition to all other remedies to which the prevailing Party may be entitled.
     8.16 No Survival of Representations and Warranties. None of the representations and warranties contained in this Agreement or in any certificate delivered pursuant to this Agreement shall survive the Merger.

     IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

Parent:		Company:

GLOBAL IRON HOLDINGS, LLC		HALIFAX CORPORATION OF VIRGINIA

By:	/s/ Thomas A. Waldman	By:	/s/ Charles L. McNew

	Name: Thomas A. Waldman		Name: Charles L. McNew
	Title: VP and Secretary		Title: President & CEO

Merger Sub:

GLOBAL IRON ACQUISITION, LLC

By:	/s/ Thomas A. Waldman

Name: Thomas A. Waldman
Title: VP and Secretary

Schedule 1
John H. Grover
GroFam, LP
Hewitt Family, LLC
Charles L. McNew
Joseph Sciacca
John M. Toups
Daniel R. Young
Nancy M. Scurlock
The Arch C. Scurlock Children’s Trust
Arch C. Scurlock, Jr.
Donald M. Ervine

Description of Schedules

Schedule 1.1(a) –	officers of the Company to whom knowledge is attributable

Schedule 1.1(c) –	list of encumbrances

Schedule 4.1(a) –	list of jurisdictions the Company is qualified to do business but not in good standing

Schedule 4.1(b) –	jurisdictions the Company is qualified to do business

Schedule 4.3(b) –	consents relating to contracts

Schedule 4.4(a) –	list of equity commitments

Schedule 4.4(b) –	contracts, purchase rights, subscription rights, conversion rights, exchange rights and other commitments pursuant to which the Company could be required to vote or issue, sell or otherwise cause to become outstanding any equity interests

Schedule 4.4(c) –	restrictions preventing payment of dividends

Schedule 4.5 –	list of subsidiaries

Schedule 4.6(c) –	off balance sheet arrangements and outstanding loans to directors and officers

Schedule 4.6(d) –	system of internal accounting and other controls

Schedule 4.7 –	certain liabilities, obligations or commitments

Schedule 4.8 –	business not in the ordinary course

Schedule 4.10 –	list of notifications of governmental authority claiming violation or potential violation of law or order

Schedule 4.11 –	litigation

Schedule 4.13 –	certain contracts

Schedule 4.14 –	top customers

Schedule 4.15(a) –	registered intellectual property

Schedule 4.15(b) –	infringements or misappropriation of intellectual property

Schedule 4.15(d) –	employees with no agreement acknowledging Company ownership of conceptions, developments or enhancements of Company intellectual property

Schedule 4.16 –	employment matters

Schedule 4.16(b) –	severance arrangements

Schedule 4.16(c) –	certain employees with intention to terminate employment

Schedule 4.17(a) –	employee benefit plans

Schedule 4.18 –	permits

Schedule 4.19 –	inventory

Schedule 4.21 –	properties

Schedule 4.22 –	insurance

Schedule 4.23 –	affiliate transactions

Schedule 4.26 –	brokers

Schedule 5.9 –	indemnification contract